UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 20, 2002

Thomas K. Henderson
Vice President and General Counsel
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766

Re: Allegheny Energy, Inc.
Incoming letter dated January 17, 2002

Dear Mr. Henderson:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposal submitted to Allegheny Energy by Charles B. Cook. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Charles B. Cook
3061 Kings Road
Scottdale, PA 15683

Allegheny Energy, Inc.

THOMAS K. HENDERSON
Vice President and General Counsel

10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2703 FAX: (301) 665-2739
thender@alleghenypower.com

January 17, 2002

VIA OVERNIGHT MAIL

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the ``Company''), enclosed please find the following documents, which are submitted to you for filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the ``Exchange Act''):

(1) six (6) copies of the facsimile transmission from Charles B. Cook (the ``Proponent'') requesting the Company to include the Proponent's shareholder proposal on ``golden parachute'' arrangements (the ``Proposal'') in the proxy statement with respect to the Company's 2002 stockholders annual meeting (the ``Proxy Statement''); and

(2) six (6) copies of this letter, which constitutes the Company's statement of the reasons the Company believes it is proper to omit the Proposal from the Proxy Statement.

The Proposal recommends that so-called ``golden parachute'' contracts be subject to approval by shareholder vote.

The Company hereby notifies the Securities and Exchange Commission (the ``Commission'') that the Company intends to omit the Proposal from the Proxy Statement for the reasons set forth below. The Company respectfully requests the staff (the ``Staff'') of the Division of Corporation Finance to advise the Company whether the Staff will recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Statement.

The Company believes that the Proposal may be properly omitted from the Proxy pursuant to Rule 14a-8(d) and 14a-8(i)(3) because the supporting statement includes the addresses of third party websites which effectively incorporate material in excess of the 500-word limit and which may well contain information that is false and misleading and therefore contrary to Rule 14a-9.

Discussion

The Company acknowledges that the Proposal would be includable in the Company's Proxy Statement pursuant to Rule 14a-8 but for the inclusion of the addresses of third party websites in the supporting statement. The Commission has previously found that references to internet addresses and/or websites are excludable and may be omitted from supporting statements. See, e.g., AMR Corporation (April 3, 2001); The Emerging Germany Fund, Inc., (December 22, 1998); Templeton Dragon Fund, Inc. (June 15, 1998). The inclusion of a website address would allow the Proponent to incorporate additional material into the Proposal that is well in excess of the 500-word limit under Rule 14a-8(d). The reference to a website address is also dangerous given that a website (particularly a third party website) cannot be regulated for content and is constantly subject to change. These websites may well contain information that is, either generally or in the specific context of the Proxy Statement, false and misleading, and the Company would have no way to control or remedy that situation.

The Company would be prepared to include Mr. Cook's proposal if it did not contain the third party website addresses.* However, the supporting statement as submitted by Mr. Cook effectively exceeds the 500-word limit and may well be false and misleading, depending on what the third parties may choose to place on their websites. Accordingly, his Proposal can be properly omitted from the Proxy Statement.

Conclusion

By copy of this letter to the Proponent, the Company hereby notifies the Proponent, pursuant to Rule 14a-

---

* If the proposal were included, it would be set forth in the precise wording included in Proponent's submission, with a formatting and graphic presentation used in the balance of the Company's proxy statement.

8(d) and 14a-8(i)(3) under the Exchange Act, that the Company intends to omit the Proposal from the Proxy Statement.

Based upon the reasons set forth above, the Company hereby respectfully requests that the Staff confirm to the Company that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's Proxy Statement.

If the Staff disagrees with the Company's position on this matter, or if you have any questions or require any additional information, please contact the undersigned at 301-665-2703. Kindly acknowledge receipt of this letter and the enclosures by stamping the date you receive them on the extra copy of this letter enclosed herewith and returning same to the undersigned in the enclosed self-addressed, stamped envelope.

Very truly yours,

(Enclosures)

In response to the company request
To: Marleen Brooks
FX: 301/665-2739, 301/790-6254
January 3, 2002

6 – SHAREHOLDER VOTE ON GOLDEN PARACHUTES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

This topic won 42% of Allegheny yes-no vote in 2001

Submitted by Charles B. Cook, Scottdale, PA.

Allegheny Energy shareholders request Golden Parachutes to be approved by a shareholder vote. Golden Parachutes are a lucrative bonus for management after a merger. A shareholder vote applies to golden parachutes in excess of one-year's total pay.

Golden parachutes above one-year's pay are requested to be substantially indexed to Allegheny Energy (AYE) stock performance (and/or the merged company) compared to the Dow Jones Utilities Index for the 3 years following merger completion. This is similar to performance-based stock options.

This includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed.

Golden parachutes need reasonable limits

Golden parachutes may reduce the incentive to maximize shareholder value during merger negotiations: Management is guaranteed a parachute.

Also the Allegheny 1998 management stock option plan had a potential shareholder dilution of 8% – four-times the average in Allegheny's industry peer group. This 1998 stock option plan was rejected by 30% of shareholder votes.

In the view of certain institutional investors

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our management does not maximize shareholder value. Golden parachutes can allow our management to walk away with millions even if shareholder value suffers during their tenure.

Investor and media attention focused on the estimated $400 golden parachute to Sprint Chairman William Esrey in the failed merger of Sprint (FON) and MCI WorldCom. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example is the $150 million golden parachute to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Simple shareholder-friendly practices

Shareholder proposal topics may have won higher votes in recent elections if our management followed these shareholder-friendly practices in our proxy materials:

1) Print a proposal number at the beginning of each proposal.
2) Discontinue printing multiple titles for the same proposal.
3) Discontinue changes to the bold emphasis in proposal text.

4) Discontinue concealment of proposal sponsor names.

Is the company stand supported by institutional investors?

In reviewing the management stand on this proposal topic, it may be useful to ask whether the management stand is opposed by key institutional investors and influential proxy analysts – as in previous elections. *Management response statements* can be a *one-sided* view of the proposal.

Respected Independent Recommendations

Institutional investors have recommended this topic. For instance,

1) The Council of Institutional Investors www.cii.org
2) The CalPERS proxy voting guidelines
   www.calpers governance.org/principles/domestic/us/page01.asp

YES ON 6
SHAREHOLDER VOTE ON GOLDEN PARACHUTES
This topic won 42% of Allegheny yes-no vote in 2001

Text above the first horizontal line and below the second horizontal line is not submitted for proxy publication.

Brackets "[ ]" enclose text not submitted for proxy publication.

The company is requested to insert the correct proposal number based on the dates ballot proposals are first submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

It is respectfully requested that if the company unilaterally edits this proposal and/or proposal topic in any proxy materials, including the ballot, that the company clearly give notice in the definitive proxy that it takes responsibility for its editing and gives specific details of the editing changes that can make the proxy materials more difficult to review.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated January 17, 2002

The proposal requests that golden parachutes be approved by a shareholder vote.

We are unable to concur in your view that Allegheny Energy may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the supporting statement must be revised to delete "www.cii.org." Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor